Exhibit (a)(1)(P)

Form of Reminder Email to Eligible Participants
Regarding the Option Exchange

To: Eligible Employee Population

Subject:  IMPORTANT REMINDER - ONLY 5 DAYS LEFT TO PARTICIPATE IN THE OPTIONS EXCHANGE!

Dear colleagues:

I am writing to you to let you know that the offer to exchange your Eligible Options for New Options is still open, and you have time to make an election until 11:59 p.m., Eastern Daylight Time, on Friday, September 17, 2021.

While neither I, nor the company, is advising you to make an election, as the decision to do so is entirely yours – we would however, strongly encourage you to familiarize yourself with the program if you have not already done so.

My hope with the Option Exchange program, is that it provides an opportunity for Intercept employees who choose to take advantage of the offering, to reset their long-term incentives and look forward to being part of the exciting journey ahead of us.

In order to register and access the exchange election website, please refer to the original email that you received from awardchoice@aon.com on August 16th.   Please contact totalrewards@interceptpharma.com if you need help finding it. Registration will also provide access to the Document Library, which contains helpful educational materials should you need it.  You also recently received the attached email from the Total Rewards team that contained the presentation slides from our employee webinars, along with a break-even modeling tool to aid with your calculations.

If you have any questions on the exchange, please do not hesitate to reach out to the Total Rewards team at totalrewards@interceptpharma.com.

Best regards.

David Ford

Chief Human Resources Officer

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents, which are available via the "Document Library" within the exchange election site, on our website at https://ir.interceptpharma.com/financial-information/sec-filings or through the SEC website at www.sec.gov. Participation in the Exchange Offer is entirely your decision and should be made based on your personal circumstances. No one from Intercept is, or will be, authorized to provide you with legal, tax, financial or other advice or recommendations regarding whether you should participate in the Exchange Offer. You should consult your personal financial and tax advisors if you have questions about your financial or tax situation as it relates to the Exchange Offer. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer documents. Our inclusion of website links in this notice does not incorporate them by reference into the Exchange Offer.